EXHIBIT 21.0

SUBSIDIARIES OF GREENE COUNTY BANCORP, INC.

CompanyState of IncorporationPercent Owned

The Bank of Greene CountyFederal100.0% owned by Greene County Bancorp, Inc.

Greene County Commercial BankNew York100.0% owned by The Bank of Greene County

Greene Property Holdings, Ltd.New York 100.0% owned by The Bank of Greene County